SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)

SMITH MICRO SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

832154108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 832154108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William W. Smith, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,448,696 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 3,448,696 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,448,696 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12	TYPE OF REPORTING PERSON* IN

Page 3 of 5 Pages

Item 1. (a)	NAME OF ISSUER

Smith Micro Software, Inc.

Item 1. (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

51 Columbia, Aliso Viejo, CA 92656

Item 2. (a)	NAME OF PERSON FILING:

William W. Smith, Jr.

Item 2. (b)	ADDRESS OF PRINCIPAL OFFICE

51 Columbia, Aliso Viejo, CA 92656

Item 2. (c)	CITIZENSHIP:

USA

Item 2. (d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

Item 2. (e)	CUSIP NUMBER:

832154108

Item 3.	Not applicable.

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

3,448,696 shares

Page 4 of 5 Pages

(b)	Percent of Class:

7.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

3,448,696 shares

(ii)	Shared power to vote or to direct the vote:

0 shares

(iii)	Sole power to dispose or to direct the disposition of:

3,448,696 shares

(iv)	Shared power to dispose or to direct the disposition of:

0 shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP

Not applicable.

Page 5 of 5 Pages

Item 10.	CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2016

/s/ William W. Smith, Jr.
Signature

William W. Smith, Jr.
Name